
Merrill Lynch

DATE: 18 February 2004

TO: AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS LP ("Counterparty")
ATTENTION: JOE GREGO
TEL: 212-935-8760
FAX: 212-935-8765

FROM: MERRILL LYNCH CAPITAL SERVICES, INC. ("MLCS")
CONTACT: MICHAEL PRZEBIEGLEC
TEL: 212-449-7874
FAX: 646-805-0218

RE: SWAP TRANSACTION

ML REF: 04MU00291, 1587364

Dear Sir or Madam:

The purpose of this communication is to confirm the terms and conditions of the transaction entered into between us on the Trade Date specified below (the "Transaction"). This communication constitutes a "Confirmation" as referred to in the Agreement specified below.

This Confirmation incorporates the definitions and provisions contained in the 2000 ISDA Definitions and the 1992 ISDA U.S. Municipal Counterparty Definitions, as published by the International Swaps and Derivatives Association, Inc. (the "Definitions"). All references in the Definitions to a "Swap Transaction" shall be deemed to apply to the Transaction referred to herein. In the event of any inconsistency between the 2000 ISDA Definitions and the 1992 ISDA U.S. Municipal Counterparty Definitions, the terms of the 2000 ISDA Definitions shall govern. In the event of any inconsistency between this Confirmation and the Agreement or the Definitions, the terms of this Confirmation shall govern.

This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement (Multicurrency-Cross Border) (the "Master Form"), with such modifications as you and we will in good faith agree (the "Agreement"). Upon the execution by you and us of the Agreement, this Confirmation will supplement, form a part of, and be subject to the Agreement. All provisions contained in or incorporated by reference in the Agreement upon its execution will govern this Confirmation except as expressly modified below. Until we execute and deliver the Agreement, this Confirmation, together with all other documents referring to the Master Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to, an agreement in the form of the Master Form as if we had executed an agreement in such form (but without any Schedule except for the election of the laws of the State of New York as the governing law and US Dollars as the Termination Currency) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction.

The terms of the particular Transaction to which the Confirmation relates are as follows:

Notional Amount: USD 8,100,000.00



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Trade Date:	February 3, 2004
Effective Date:	February 3, 2004
Termination Date:	February 3, 2009
Fixed Amounts:	
Fixed Rate Payer:	Counterparty
Fixed Rate Payer Payment Date(s):	Each May 3, August 3, November 3, February 3 in each year, commencing on May 3, 2004 and ending on the Termination Date, inclusive, subject to adjustment in accordance with the Following Business Day Convention
Fixed Rate:	2.820000 %
Fixed Rate Payer Day Count Fraction:	30/360
No Adjustment of Period End Dates:	Applicable
Floating Amounts:	
Floating Rate Payer:	MLCS
Floating Rate Payer Payment Date(s):	Each May 3, August 3, November 3, February 3 in each year, commencing on May 3, 2004 and ending on the Termination Date, inclusive, subject to adjustment in accordance with the Following Business Day Convention
Floating Rate Option:	The BMA Municipal Swap Index (as defined below)

1. The BMA Municipal Swap Index (the "Index")

"BMA Municipal Swap Index" means the rate determined on the basis of an index based upon the weekly interest rates of tax-exempt variable rate issues included in a data base maintained by Municipal Market Data or any successor indexing agent (the "Indexing Agent") which meet specific criteria established by the Bond Market Association, formerly known as the Public Securities Association (as set forth in Exhibit A attached hereto).

2. Alternative Floating Rate Option:
In the Event the Indexing Agent no longer publishes an index satisfying the requirements of the preceding paragraph, the Relevant Rate in respect of a Reset

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Date shall be the "J.J. Kenny Index" (as defined below), provided further, however, that if the J.J. Kenny Index also ceases to be published, an alternative index shall be calculated by an entity selected in good faith by MLCS and approved by Counterparty, and shall be determined using the criteria for the BMA Municipal Swap Index that is set forth in Exhibit A attached hereto.

3. "J.J. Kenny Index" means the index generally made available on the Reset Date by Kenny Information Systems or any successor indexing agent hereunder (the "Successor Indexing Agent"). The Index is announced by Kenny Information Systems at the beginning of business on Tuesday, and shall be effective as of the same day, or if Tuesday is not a New York Business Day, the Index is announced on the next succeeding New York Business Day, and shall be effective as of the same day. The Index is generally effective until the next Reset Date. The Index shall be based upon 7-day yield evaluations at par of bonds, the interest on which is exempt from Federal income taxation under the Internal Revenue Code of 1986 as amended, of not less than five "high grade" component issuers selected by the Successor Indexing Agent which shall include, without limitation, issuers of general obligation bonds. The specific issuers included among the component issuers may be changed from time to time by the Successor Indexing Agent in its discretion. The bonds on which the Index is based shall not include any bonds the interest on which is subject to a "minimum tax" or similar tax under the Internal Revenue Code, unless all tax-exempt bonds are subject to such tax.

Spread:	Inapplicable
Floating Rate Payer Day Count Fraction:	Actual/Actual
No Adjustment of Period End Dates:	Applicable
Reset Dates:	Each Thursday (or if such day is not a Business Day, then the succeeding Business Day). The initial rate shall be as of the Thursday immediately preceding the Effective Date.
Rate Cut-Off Dates:	Inapplicable
Averaging:	Applicable
Method of Averaging:	Weighted Average



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Compounding:	Inapplicable
Business Days:	New York
Calculation Agent:	MLCS, unless otherwise specified in the Agreement
Non-Reliance:	Each party represents to the other party that it is acting for its own account, and has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

Account Details:

USD payments to MLCS :	DEUTSCHE BANK TRUST COMPANY AMERICAS, NEW YORK,NY (FedABA: 021001033) FAO: MERRILL LYNCH CAPITAL SERVICES, INC., NEW YORK,NY Acct: 00-811-874
USD payments to Counterparty:	Please advise



Merrill Lynch

Please confirm that the foregoing correctly sets the terms of our agreement by executing this Confirmation and returning it to us by facsimile transmission.

Yours sincerely,

MERRILL LYNCH CAPITAL SERVICES, INC.

By: Angelina Lopes
Authorized Signatory

Accepted and confirmed as of the
Trade Date written above:

AMERICA FIRST REAL ESTATE INVESTMENT
PARTNERS LP

By: Mark A. Hiatt
Authorized Signatory
Name: Mark A. Hiatt
Title: VP

Merrill Lynch

Exhibit A

BMA Municipal Swap Index
Produced By Municipal Market Data

Final Index Criteria

1. Issue must be a weekly reset effective on Wednesday.
2. No lag resets will be considered.
3. Only Non-AMT issues will be included.
4. Issue must have a VMIG1 or A1+ rating.
5. Issue must pay interest on a monthly basis.
6. Interest must be calculated on a ACT/ACT basis.
7. Only one quote per obligor per dealer will be included.
8. All states will be considered.
9. Issue must have an outstanding amount of $10 million or more.

Index Calculation

1. The rates of the issues which qualify for inclusion in the index are not weighted by issue size.
2. The standard deviation of the rates is calculated. Any issue falling outside +/- 1 SD is dropped.
3. Each participating dealer is limited to no more than 15% of the index by an averaging method. Any dealer originally having a total number of issues greater than 15% will have sufficient number of issues reduced from its distribution to meet the desired limitation.